AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 2024

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

THE KOREA FUND, INC.

(Name of Subject Company)

THE KOREA FUND, INC.

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

500634209

(CUSIP Number of Class of Securities)

c/o Carmine Lekstutis

JPMorgan

4 New York Plaza

New York, NY 10004

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

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Copies to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

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[_]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]    third party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[_]    going-private transaction subject to Rule 13e-3.

[_]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on the Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on August 16, 2024 by The Korea Fund, Inc., a non-diversified, closed-end management investment company organized as a Maryland Corporation (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to purchase for cash up to 604,144 shares of the Fund’s issued and outstanding common shares of beneficial interest, par value $0.01 per share, upon the terms and subject to conditions contained in the Offer to Purchase dated August 16, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase and any amendments or supplements to either or both, constitute the “Offer”), at a purchase price equal to 98.5% of the Fund’s net asset value per share (“NAV”) determined as of September 16, 2024 at the close of ordinary trading on the New York Stock Exchange.

This Amendment No. 1 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.

ITEM 1 THROUGH ITEM 9 AND ITEM 11.

The information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment No. 1 in answer to Items 1 through 9 and Item 11 of the Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 12. EXHIBITS.

Item 12(a) of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iii) Press Release dated September 17, 2024 is filed herewith.

ITEM 12(c). FILING FEES.

Filing Fee exhibit is filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KOREA FUND, INC.

/s/ Simon J. Crinage

Simon J. Crinage
President and Chief Executive Officer

September 17, 2024

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Directors of the Fund and Offer to Purchase. (1)

(a)(1)(ii)	Letter of Transmittal. (1)

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(1)(iv)	Letter to Clients and Client Instruction Form. (1)

(a)(1)(v)	Notice of Guaranteed Delivery. (1)

(a)(1)(vi)	Notice of Withdrawal. (1)

(a)(5)(i)	Press Release dated July 10, 2024. (1)

(a)(5)(ii)	Press Release dated August 16, 2024. (1)

(a)(5)(iii)	Press Release dated September 17, 2024. (2)

107	Filing Fees – Calculation of Filing Fee Table. (2)

(1) Incorporated by reference to the Fund’s Schedule TO, as filed with the Securities and Exchange Commission on August 16, 2024.

(2) Filed herewith.